Bromwell Financial Fund, Limited Partnership
                             505 Brookfield Drive
                               Dover, DE  19901

                                (800) 331-1532

					December 18, 2012


VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bromwell Financial Fund, Limited Partnership (the "Registrant")
	Registration Statement on Form S-1
	File No. 333-177268
	Application for Withdrawal

Ladies and Gentlemen,

	Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-177268), together with all exhibits and amendments thereto (the "Registration Statement").

	No securities were sold or will be sold under the Registration Statement. The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

	The Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for any future registration statement or registration statements.

	Please address any questions you may have to William S. Scott, Esq., The Scott Law Firm, Ltd., 470 Broadway, Suite 160, Bayonne, NJ 07002, (201) 800-4606.

	Thank you for your assistance with this matter.

 					Sincerely,

 					Bromwell Financial Fund, LP
					By: Belmont Capital Management, Inc.


					/s/ Michael Pacult
					Michael Pacult, President